SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
a Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 31, 2024

1.              DATE, TIME, AND PLACE: On January 31, 2024, at 9 am, at the offices of BRASKEM S.A. ("Braskem" or "Company"), located at Rua Lemos Monteiro, 120, 22nd floor, in the city of São Paulo, state of São Paulo, CEP 05501-050.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of the Company, with the attendance of all Board Members indicated below, whereby José Mauro M. Carneiro da Cunha participated by teams. Board Member Roberto Bischoff participated as Chief Executive Officer. Vice-President Pedro Freitas, Vice-President Cristiana Lapa Wanderley Sarcedo, Mr. Eduardo Pascowitch and André Montilha and Mrs. Lilian Porto Bruno, Mrs. Clarisse Mello Machado Schlieckmann, Naiara Assad and Larissa Varella also were attending. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.              AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.         SUBJECT FOR RESOLUTION: After due analysis of the subject submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolutions was unanimously taken by the Board Members:

(i)         PD.CA/BAK-01/2024 - Limits for Contracting Loans, Financing, capital market transactions and other financial transactions by the Company's Executive Board: After a presentation made by Mr. Pedro Freitas e Mr. Eduardo Pascowitch, and after the previous analysis by the Finance and Investment Committee ("CFI"), which issued an opinion favorably to its approval, PD.CA/BAK-01/2024 was approved, in the sense of (i) approving, for fiscal year 2024 and until the first regular meeting of the Board of Directors that takes place in fiscal year 2025, (a) the limit for the Board of Directors to contract loans, leasing, financing or capital market transactions, in the country or abroad, without the need for specific approval from the Board of Directors for each operation, whenever the applicable legislation or regulation does not require approval from the Board or from the General Assembly, in the amounts per transaction whenever the applicable legislation or regulation does not require approval by the Board or the Shareholders Meeting, in the amounts per operation of up to US$ 250 million for operations denominated in foreign currency and up to R$ 1.0 billion for operations denominated in Brazilian Reais, always observing, when the respective contract is signed, the Company's gross debt limit of US$ 9.7 billion, excluding the financing of Braskem Idesa and TQPM, as indicated in its last financial statement or quarterly information (ITR) disclosed to the market; (b) the contracting of guarantees with third parties (including but not limited to letters of credit, counter guarantee contracts and bank guarantees), in the country or abroad, without the need for specific approval from the Board of Directors, which by operation imply the obligation to pay commissions in annual amounts of up to R$200 million; (c) the contracting of derivative operations, exchange contracts and discounting of receivables, in the country or abroad, without the need for specific approval from the Board of Directors for each operation, whenever the applicable legislation or regulation does not require approval from the Board or the Shareholders Meeting, in amounts per operation of up to US$250 million for operations denominated in foreign currency and up to R$1.0 billion for operations denominated in Brazilian Reais; and (ii) establish that the loans, financings or capital market operations contracted in fiscal year 2024 and until the first Ordinary Meeting of the Board of Directors that takes place in fiscal year 2025, with amounts, per operation, that exceed US$ 40 million for operations denominated in foreign currency and R$ 160 million for operations denominated in Reais, must be periodically reported to the CFI, including the main characteristics of such operations.

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
a Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 31, 2024

3.2.         Subjects for Acknowledgement: Nothing to record since there are no subjects for acknowledgement on the Agenda of the Meeting.

3.3.         Subjects of Interest to the Company: Nothing to record since there are no subjects of Interest on the Agenda of the Meeting.

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
a Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 31, 2024

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed, and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, January 31, 2024.

José Mauro M Carneiro da Cunha Chairman André Amaro da Silveira Eduardo Bacellar Leal Ferreira Héctor Nuñez José Luis Bringel Vidal Marcelo Klujsza	Lilian Porto Bruno Secretary Charles Lenzi Gesner José de Oliveira Filho João Pinheiro Nogueira Batista Juliana Sá Vieira Baiardi Roberto Faldini

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.